UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                    Ligand Pharmaceuticals Incorporated
               -------------------------------------------
                             (Name of Issuer)

                           CLASS A COMMON STOCK
                   ----------------------------------
                     (Title of Class of Securities)


                                53220K108
                               ----------
                             (CUSIP Number)

                       LOUIS L. HOYNES, JR., ESQ.
                Senior Vice President and General Counsel
                   American Home Products Corporation
                   5 Giralda Farms, Madison, N.J. 07940
                             (201) 660-5000
                           -------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            September 6, 1994
                        -------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the  subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement
[X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53220K108

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Home Products Corporation
     Tax I.D. 13-2526821

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (E)
     [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     431,965

8.   SHARED VOTING POWER


9.   SOLE DISPOSITIVE POWER

     431,965

10.  SHARED DISPOSITIVE POWER




11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     431,965

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%

14.  TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.

     This statement relates to the Class A Common Stock (the "Common Stock") of Ligand Pharmaceuticals Incorporated, a Delaware corporation (the "Company"), which has its principal executive offices at 9393 Towne Center Drive, San Diego, California 92121.

Item 2.   Identity and Background.

     This statement is filed by American Home Products
Corporation, a Delaware corporation ("AHP"). AHP's the principal executive offices are located at Five Giralda Farms, Madison, New
Jersey 07940.

     AHP is one of the world leaders in prescription drugs, packaged medicines, medical supplies and instrumentation, over the counter medications and food products. Through its subsidiaries and divisions, AHP is a major research-oriented pharmaceutical company with leading products in the areas of women's health care, cardiovascular and metabolic therapies, central nervous system drugs, anti-inflammatory agents, vaccines and infant nutritionals.

     For information required by this Item 2 of Schedule 13D with respect to the executive officers and directors of AHP, reference is made to Attachment A to this Schedule 13D, which is incorporated herein by reference.

     Neither AHP, nor to its best knowledge, any of the persons named on Attachment A attached hereto, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The $5 million consideration paid to acquire the 431,965 shares of Common Stock was financed entirely from the working capital of AHP.

Item 4.   Purpose of Transaction.

     AHP has purchased 431,965 shares of Common Stock (the "Purchased Common Stock") pursuant to a Stock and Note Purchase Agreement, dated as of September 2, 1994, by and between AHP and the Company (the "Purchase Agreement"), a copy of which is attached hereto as Exhibit I and which is hereby incorporated herein by reference, for a total purchase price of $5 million.
In addition, under the Purchase Agreement, AHP has purchased at 100% of the principal amount thereof an Unsecured Convertible Promissory Note in the principal amount of $10 million (the "First Note"), a copy of which is attached hereto as Exhibit II and which is hereby incorporated herein by reference, and has agreed to purchase a $5 million Unsecured Convertible Promissory Note (the "Second Note") contingent upon certain research milestones being reached under the Research Agreement (as defined below) and an additional $5 million Unsecured Convertible Promissory Note (the "Third Note" and, together with the First Note and the Second Note, the "Notes") contingent upon AHP exercising its right to extend the Research Agreement.

     The Purchase Agreement was entered into concurrently with
(i) a Research, Development and License Agreement (the "Research Agreement") providing for, among other things, a collaborative research program seeking to discover new pharmaceutical products during an initial term of three years with an option to extend the research for an additional two years, and (ii) a Second Addendum to Amended Registration Rights Agreement (the "Second Addendum") effective as of September 2, 1994, a copy of which is attached hereto as Exhibit III and is hereby incorporated herein by reference, each by and between AHP and the Company, pursuant to which AHP is entitled to the rights granted under the Amended Registration Rights Agreement made as of June 24, 1994 by and between the Company and a group of investors listed on a Schedule attached thereto (the "Registration Agreement") which is attached hereto as Exhibit IV and is hereby incorporated herein by reference. The descriptions of the documents incorporated by reference herein are qualified in their entirety by the full text of such documents. The acquisition of Common Stock pursuant to the Purchase Agreement was made to induce the Company to enter into the Research Agreement and is for long-term investment purposes.

     The First Note bears interest, and the Second and Third Notes, if and when issued, will bear interest at 7.75% per annum, with interest to be paid semi-annually. The Notes will mature on September 2, 1999; however, the Company may extend the Notes for an additional two year period. On or after the third anniversary of the Purchase Agreement, AHP will have the option to convert the entire principal amount and any unpaid interest of each the Notes into Common Stock at a conversion price of $13.311 per share of Common Stock for the First Note and Second Note and $14.47 per share for the Third Note. Each of the Notes may be prepaid, in whole or in part, at any time without premium or penalty upon fifteen days' written notice to AHP provided that the Company has not received written notice of AHP's intention to convert any of the Notes into Common Stock.

     Pursuant to the Purchase Agreement:

          (i) Each share of Common Stock purchased under the Purchase Agreement or upon conversion of any of the Notes is or will be restricted securities which have not been registered for sale in a public offering by the Company and may be resold without registration under the Securities Act of 1933, as amended (the "Securities Act") only in certain circumstances. In addition, AHP has agreed that, until the termination of the Research Agreement (the "Restricted Period"), without the prior written consent of the Company (which may be withheld in its sole discretion), neither AHP nor any affiliate shall directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any of the Purchased Common Stock, the Notes, any shares issuable upon conversion of the Notes (collectively, the "Note Shares"), securities purchased pursuant to AHP's Participation Right (as defined below) or securities issuable upon conversion of the Common Stock into Class B Common Stock ("Restricted Securities") other than to AHP affiliates or donees who agree to be bound by these restrictions.

          (ii) In addition, during the Restricted Period, AHP (including all affiliates of AHP) shall not acquire beneficial ownership of any shares of Common Stock of the Company, any securities convertible into or exchangeable for Common Stock, or any other right to acquire Common Stock, except by way of stock dividends or other distributions or offerings made available to holders of Class A Common Stock (or Class B Common Stock issued upon conversion thereof) generally, from the Company or any other person or entity, without the prior written consent of the Company, which consent may be withheld in its sole discretion; provided, however, that in no event shall (i) the original purchase of securities pursuant to the Purchase Agreement, (ii) the conversion of the Notes, or (iii) the acquisition by AHP of another company that then owns securities of the Company, cause a violation of this provision.

          (iii) AHP has agreed that it shall not make any disposition of all or any portion (or any interest) of the Purchased Common Stock, the Notes, the Note Shares, the securities purchased pursuant to AHP's Participation Right or the shares issuable upon conversion of the Class A Common Stock or any portion thereof, without first giving the Company the right to purchase such securities through the procedures set forth in the Purchase Agreement. However, the right of first offer shall not apply to (i) transfers to controlled affiliates of AHP or donees, provided the transferee agrees to be bound by the obligations of the Purchase Agreement, (ii) transactions involving a merger, reorganization, recapitalization, exchange offer or sale of all or substantially all of the business or capital stock of the Company approved by the Company's board of directors or (iii) dispositions in open market transactions in which the aggregate number of such shares involved is less than 25,000 (subject to appropriate adjustment in the event of such stock splits, stock dividends, recapitalization and the like) during any 30 day period. The right of first offer will terminate upon the earlier to occur of (x) the tenth anniversary date of the Purchase Agreement or
          (y) the consummation of an acquisition or merger of the Company by or with a third party or the sale of all or substantially all of the assets of the Company. With respect to the Purchased Common Stock, shares issued upon conversion of the Purchased Common Stock to Class B Common Stock and shares purchased pursuant to AHP's Participation Right which are attributable to those shares (collectively, the "Equity Investment Shares"), the right of first offer shall lapse and cease to have any effect upon earlier to occur of (i) the time, if any, when such Equity Investment Shares owned by AHP represent less than two percent (2%) of the outstanding Common Stock of the Company (as derived from public reports filed by the Company with the Securities and Exchange Commission), or (ii) the second anniversary of the termination of the Research Agreement. With respect to the Notes, the Note Shares, shares issuable upon conversion of such Note Shares and shares purchased pursuant to AHP's Participation Right which are attributable to the Note Shares (collectively, the "Debt Investment Shares"), the right of first offer shall lapse and cease to have any effect upon the earlier to occur of (i) at such time when such Debt Investment Shares owned by AHP represent less than five percent (5%) of the outstanding Common Stock of the Company (as derived from public reports filed by the Company with the Securities and Exchange Commission), or (ii) the third anniversary of the conversion of the Notes.

               The Company's right of first offer shall be assignable in whole or in part by the Company (but only after the Company receives notice of a transfer which is subject to a right of first offer and only with respect to that individual transaction). The Company's right of first offer shall be binding upon any transferee of the Offered Securities acquired pursuant to a disposition that is exempt from the right of first offer pursuant to the Purchase Agreement (including the Purchased Common Stocks, the Notes, the Note Shares, shares purchased pursuant to AHP's Participation Right and shares of Class B Common Stock issued or issuable upon conversion of the Class A Common Stock). However, the right of first offer shall not apply to any transferee of the Offered Securities if those Offered Securities were previously offered to the Company, the Company elected not to purchase such Offered Securities and AHP sold the Offered Shares to the transferee in compliance with the Purchase Agreement.

     (iv) The Company granted to AHP the right to purchase, based upon its percentage ownership of the Company's outstanding shares, additional shares in connection with the offering by the Company of shares of any class of capital stock, but not including the issuance of shares (i) under any plan, agreement or arrangement, to employees, directors, consultants, customers, vendors, suppliers or other persons or organizations with which the Company has a commercial relationship provided that such issuances are for other than primarily equity financing purposes, (ii) pursuant to Regulation S (or successor rule or regulation) promulgated under the Securities Act so long as the Company in good faith believes that such issuance or sale is in the best interest of the Company, (iii) pursuant to the conversion or exercise of convertible or exercisable securities, (iv) in connection with a bona fide business acquisition of or by the Company, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise, (v) in connection with a transaction that has a substantial non-financing objective (for example, a research and development partnership, a SWORD transaction, or a collaboration or licensing arrangement), or (vi) to persons or entities with which the Company has business relationships provided such issuances are for other than primarily equity financing purposes ("AHP's Participation Right").

          AHP's Participation Right shall terminate upon the earlier to occur of (i) the tenth anniversary date of the Purchase Agreement or (ii) the consummation of an acquisition or merger of the Company by or with a third party or the sale of all or substantially all of the assets of the Company.

     (v) The Company agreed not consolidate with or merge with or into, or transfer all or substantially all of its assets to, any other person unless (i) such other person is a corporation organized or existing under the laws of the United States or a state thereof, (ii) if the surviving person is not the Company, such person expressly assumes all the obligations of the Company under the Notes, the Purchase Agreement and the other agreements related thereto, (iii) such surviving person (other than the Company) has a consolidated net worth immediately after such transaction at least equal to the consolidated net worth of the Company immediately prior to such transaction, (iv) immediately after such transaction no default or event of default under any of the Notes exists, (v) the successor corporation (or corporation controlling the successor corporation or the Company, as the case may be) shall enter into an agreement for the benefit of the holder of each Note which shall provide (a) that the holder of a Note may convert it into the kind and amount of securities and/or cash and/or other assets which such holder would have owned immediately after the consolidation, merger or transfer if he had converted the Note immediately before the effective date of such transaction and (b) for adjustments in the conversion price and terms which shall be as nearly equivalent as may be practical to the adjustments provided for in the Note; and
     (vi) the Company has delivered to AHP an officers' certificate and an opinion of counsel reasonably satisfactory to AHP each stating that such consolidation, merger or transfer comply with this section and that all conditions precedent herein provided for have been complied with.

Under the Registration Agreement and the Second Addendum:

(i) AHP and certain of the other shareholders of the Company (AHP and each of such other shareholders being referred to as a "Holder"), may make a written request that the Company effect a registration on Form S-3 with respect to all or a part of the Registrable Securities (as defined therein) owned by such Holder, subject to certain limitations and the Company shall as soon as practicable effect such registration as may be so requested and as would permit the sale and distribution of all or such portion of such Holder's Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance: (i) if Form S-3 is not available for such offering by the Holders (except under certain circumstances); (ii) if the Holder proposes to sell Registrable Securities at an aggregate price to the public (net of any underwriters' discounts or commissions) of less than $500,000; (iii) if the Company shall furnish to the Holder a certificate signed by the president of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be materially detrimental to the Company and its stockholders for such Form S-3 Registration to be effected at such time (without taking into account the costs to the Company), in which event the Company shall have the right to defer the filing for a period of not more than 60 days; provided, that the Company may not utilize this right more than once in any twelve month period; (iv) if the Company has, within the twelve month period preceding the date of such request, already effected two registrations on Form S-3 upon the demand of the Holders; or (v) in any particular jurisdiction in which the Company would be required to qualify to do business or execute a general consent to service of process in effecting such registration, qualification or compliance. In addition the Registration Agreement provides that the Company is obligated to effect only one such registration statement for all Holders every six months and provides other limitations on the Company's obligations.

(ii) If the Company proposes to register any of its stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in an Company stock plan, or a registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities), the Company shall at such time, promptly give each Holder written notice of such registration. Upon the written request of a Holder, the Company shall, subject to the provisions of the Registration Agreement relating to underwriting requirements, cause to be registered all of the Registrable Securities that such Holder has requested to be registered.

(iii) Each of the Holders agrees that, during a period not to exceed up to 180 days specified by the Company and an underwriter of Common Stock or other securities of the Company following the effective date of a registration statement of the Company, it shall not, to the extent requested by the Company and such underwriter (and provided the same restriction is agreed to by the officers and directors of the Company), directly or indirectly sell, offer to sell, contract to sell (including without limitation, any short sale but excluding private placements in reliance on the so-called "4(1-1/2)" exemption under the Securities Act), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Company held by it at any time during such period except Common Stock included in such registration.

     AHP intends to continuously review its investment in the Company. In reaching any decision with respect to such investment, AHP will take into consideration various factors, such as the Company's business and prospects, the success of the research undertaken pursuant to the terms of the Research Agreement, other developments concerning the Company, other investment opportunities available to AHP, and general economic and market conditions. Depending on the result of its review of such factors, AHP may decide purchase additional equity securities of the Company, or AHP may decide to dispose of all or a portion of such securities (whether now or hereafter held), in each case, subject to the terms and conditions of the Purchase Agreement.

     Except as set forth above or in any other item hereof, AHP does not have any present plans or proposals that would relate to or result in any of the actions required to be described in Item
4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     As of September 2, 1994, AHP became the registered owner of 431,965 shares of Common Stock and, as a result, AHP holds approximately 5.9% of the outstanding Common Stock.

     (a) Except as set forth herein, neither AHP nor, to its best knowledge, any of the persons named on Attachment A attached hereto, beneficially owns any Common Stock.

     (b) AHP has the sole power to vote all of the Common Stock it beneficially owns without restriction, except as described above.

     (c) Except as set forth herein, no transactions were effected in Common Stock during the past sixty (60) days by AHP nor, to the best of its knowledge, any person listed in Attachment A attached hereto that would require disclosure pursuant to Item 5(c).

     (d) Neither AHP nor, to its best knowledge, any of the persons named on Attachment A attached hereto, has or knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by AHP.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between any other person with respect to any securities of the Company except as referred to or described herein.

Item 7.   Material to be Filed as Exhibits.

Attachment A   Information concerning Executive Officers and
               Directors of American Home Products Corporation

Exhibit I      Stock and Note Purchase Agreement, dated as of
               September 2, 1994, by and between American Home
               Products Corporation and Ligand Pharmaceuticals
               Incorporated

Exhibit II Unsecured Convertible Promissory Note in the amount of $10 million by and between American Home
               Products Corporation and Ligand Pharmaceuticals
               Incorporated

Exhibit III    Second Addendum to Amended Registration Rights
               Agreement by and between American Home Products
               Corporation and Ligand Pharmaceuticals
               Incorporated

Exhibit IV Amended Registration Rights Agreement made as of June 24, 1994 by and between the Company and a group of investors listed on a Schedule attached thereto is incorporated by reference to Exhibit 2 of the Report on Schedule 13D by Abbott Laboratories, dated July 14, 1994

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  September 12, 1994

                         AMERICAN HOME PRODUCTS CORPORATION

                         By:  /s/ Robert G. Blount
                              Robert G. Blount
                              Executive Vice President


Attachment A

Executive Officers and Directors of
American Home Products Corporation
- ----------------------------------

     The names and titles of the executive officers and the names of the directors of American Home Products Corporation and its business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of American Home Products Corporation. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to American Home Products Corporation and each individual is a United States citizen.


EXECUTIVE OFFICERS         Position; Present Principal occupation
- ------------------         -------------------------------------

John R. Stafford              Chairman, President and Chief
                              Executive Officer

Robert G. Blount              Executive Vice President

Stanley F. Barshay            Senior Vice President

Joseph J. Carr                Senior Vice President

Fred Hassan                   Senior Vice President

Louis L. Hoynes, Jr.          Senior Vice President and
                              General Counsel

John R. Considine             Vice President - Finance

Rene R. Lewin                 Vice President - Human Resources

Thomas M. Nee                 Vice President - Taxes


DIRECTORS                  Position; Present Principal Occupation
- -----------                --------------------------------------

Clifford L. Alexander, Jr.    President of Alexander &
400 C Street, NE              Associates, Inc.(consulting firm
Washington, D.C. 20002        specializing in Workforce

                              Inclusiveness)


Frank A. Bennack, Jr.         President and Chief Executive
The Hearst Corporation        Officer of The Hearst Corporation
959 Eighth Avenue             (owns and operates communications
New York, New York 10019      media)

K. Roald Bergethon            Educational Consultant

Robert G. Blount              Listed above

John W. Culligan              Retired November 1988;
                              former Chairman of the Board
                              and Chief Executive Officer of AHP
                              (from 1981 to 1986)

Robin Chandler Duke           National Chair, Population
                              Action International

John D. Feerick               Dean, Fordham University
Fordam University             School of Law since 1982
School of Law
140 West 62nd Street
New York, New York 10023

Edwin A. Gee                  Former Chairman and Chief
                              Executive Officer, International
                              Paper Company

Robert W. Sarnoff             Director/Consultant

John R. Stafford              Listed above

John R. Torell III            Chairman, Torell Management Inc.
Torell Management Inc.        (financial advisory company)
767 Fifth Avenue
46th Floor
New York, New York 10153

William Wrigley               President, Chief Executive Officer
Wm. Wrigley, Jr. Company      and member of the Board, Wm.
410 North Michigan Avenue     Wrigley Jr. Company (international
Chicago, Illinois 60611       manufacturer of chewing gum
                              products)






Exhibit Index
- -------------

Exhibit I      Stock and Note Purchase Agreement, dated as of
               September 2, 1994, by and between American Home
               Products Corporation and Ligand Pharmaceuticals
               Incorporated

Exhibit II Unsecured Convertible Promissory Note in the amount of $10 million by and between American Home
               Products Corporation and Ligand Pharmaceuticals
               Incorporated

Exhibit III    Second Addendum to Amended Registration Rights
               Agreement by and between American Home Products
               Corporation and Ligand Pharmaceuticals
               Incorporated

Exhibit IV Amended Registration Rights Agreement made as of June 24, 1994 by and between the Company and a group of investors listed on a Schedule attached thereto is incorporated by reference to Exhibit 2 of the Report on Schedule 13D by Abbott Laboratories, dated July 14, 1994